Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

January 3, 2024

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd (Stock Code: DRREDDY)

Dear Sir/Madam,

Subject: Press Release

Please find enclosed a Press Release on “Dr. Reddy's announces the acquisition of MenoLabs®, a leading women’s health and dietary supplements portfolio of brands”.

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer and Head-CSR

Encl: As above

Press Release
DR. REDDY’S LABORATORIES LTD. 8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	CONTACT
	Investor relations	Media relationS
	RICHA PERIWAL richaperiwal@drreddys.com	USHA IYER ushaiyer@drreddys.com

Dr. Reddy’s announces the acquisition of MenoLabs®, a leading women’s health and dietary supplements portfolio of brands

Hyderabad, India, and Princeton, NJ, U.S.; January 3, 2024 – Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY, along with its subsidiaries together referred to as “Dr. Reddy’s”), today announced that it has acquired MenoLabs® business, a leading women’s health and dietary supplement branded portfolio from Amyris, Inc. (“Amyris”) in Amyris’ Chapter 11 sales process.

Dr. Reddy’s acquired the entire MenoLabs supplements portfolio which includes seven branded products designed to provide health support and address symptoms of perimenopause and menopause. Brands include MenoFit™ and MenoGlow™ probiotics, Happy Fiber™ and Well Rested™ dietary supplements, Athena’s Shield™ menopause support supplement, and Goodness Glow™ and Keep Glowing Gorgeous™ supplements for healthy aging support. The deal also includes the MenoLife® health tracker app which supports the product line and provides community, education, and information to consumers regarding menopause. MenoLabs portfolio of products is sold in the United States, primarily through the brand’s own [https://menolabs.com] and other e-commerce marketplaces including Amazon and Walmart.

“The MenoLabs acquisition will serve as a catalyst to accelerate growth in this space and build upon our aspiration to lead in the fast-growing women’s nutritional and wellness markets,” says Marc Kikuchi, Chief Executive Officer for Dr. Reddy’s in North America. “The acquisition complements Dr. Reddy’s U.S. self-care and wellness business portfolio of brands and addresses unmet needs of consumers for science-based, research-driven products that provide relief from the symptoms of menopause. For these and many other reasons, I believe we are well-positioned to successfully integrate and grow the business.”

RDY-1123-OTC

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) is a global pharmaceutical company headquartered in Hyderabad, India. Established in 1984, we are committed to providing access to affordable and innovative medicines. Driven by our purpose of ‘Good Health Can’t Wait’, we offer a portfolio of products and services including APIs, generics, branded generics, biosimilars and OTC. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Our major markets include – USA, India, Russia & CIS countries, China, Brazil and Europe. As a company with a history of deep science that has led to several industry firsts, we continue to plan ahead and invest in businesses of the future. As an early adopter of sustainability and ESG actions, we released our first Sustainability Report in 2004. Our current ESG goals aim to set the bar high in environmental stewardship; access and affordability for patients; diversity; and governance. For more information, log on to: www.drreddys.com.

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates, interest rates, persistency levels and frequency / severity of insured loss events, (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization, including related integration issues, and (vi) the susceptibility of our industry and the markets addressed by our, and our customers’, products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the “Risk Factors” and “Forward-Looking Statements” sections of our Annual Report on Form 20-F for the year ended March 31, 2023. The company assumes no obligation to update any information contained herein.